Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 23, 2008, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Excel Technology Inc.

at

$32.00 Net Per Share

by

Eagle Acquisition Corporation

an indirect wholly-owned subsidiary of

GSI Group Inc.

Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of GSI Group Inc., a New Brunswick corporation (“GSI”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Excel Technology Inc., a Delaware corporation (“Excel”), at a price of $32.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2008, and in related Letter of Transmittal (which, as each may be amended or supplemented from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to the American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 19, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is subject to various conditions, including, among others, that (a) at the expiration of the Offer there shall have been validly tendered (not including any Shares tendered pursuant to procedures for guaranteed delivery) in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by GSI, Purchaser or their subsidiaries constitutes a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which Excel would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable) on the date Shares are accepted for payment; (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions contemplated by the Merger Agreement (as defined below) shall have expired or been terminated, and any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable foreign antitrust laws (and any applicable waiting periods thereunder have expired or been terminated); (c) subject to certain exceptions, there shall not have occurred any change, event, violation, inaccuracy, circumstance or effect that has had, or would reasonably be expected to have, a material adverse effect on the business (taken as a whole) financial condition, capitalization (taken as a whole), assets (taken as a whole) or liabilities (taken as a whole) of Excel or its subsidiaries; and (d) the Merger Agreement shall not have been terminated in accordance with its terms. GSI is entitled to terminate the Merger Agreement and thus the Offer and not accept for payment, purchase or pay for tendered Shares under various circumstances, including if the securities purchase agreement entered into by GSI and its direct wholly owned subsidiary, GSI Group Corporation, with certain investors to provide $210 million in financing for the transactions contemplated by the Merger Agreement (the “Financing”) shall have been terminated, breached or otherwise repudiated by such investors, or if GSI reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate consideration in the Merger (as defined below). The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

The purpose of the Offer is for GSI, through Purchaser, to acquire control of, and the entire equity interest in, Excel. Following consummation of the Offer, Purchaser intends to effect the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 9, 2008, by and among GSI, Purchaser and Excel, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Excel, with Excel as the surviving corporation (the “Merger”), and each issued and outstanding Share (other than Shares held in the treasury of Excel, owned by GSI, Purchaser or any wholly-owned subsidiary of GSI or Excel, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.

The Excel board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Excel board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right to waive or otherwise modify or amend the terms and conditions of the Offer (provided that the Minimum Tender Condition may be waived only with the prior written consent of Purchaser). Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, Purchaser may elect to provide a subsequent offering period of between three and twenty business days upon expiration of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase). For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the

Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after September 20, 2008 until Purchaser accepts them for payment. For a withdrawal of Shares to be effective, a written or, for Eligible Institutions (as defined in the Letter of Transmittal), facsimile transmission, notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of GSI, Purchaser, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulation under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Excel’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See Section 5 of the Offer to Purchase. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll Free (866) 367-5527

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